EXHIBIT 7

The Fund reimburses officers and directors not affiliated with the Investment Advisor to compensate for travel expenses associated with performance of their Fund duties.

The Fund does not now, and has no plans to, compensate officers and directors who are affiliated with the Investment
Advisor except indirectly through payment of the management fee.